# Ted Thomas Business Experience

Employer: Paladin Power Inc.
Employer's Principal Business: Power backup systems
Title: CEO, Director
Dates of Service: April 2022 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and date to date operations.

Employer: Paladin Power Group Inc.
Employer's Principal Business: Power backup systems
Title: CEO, Director
Dates of Service: October 2019 - April 2022
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and date to date operations.

Education: B.A. Business, Finance, Strategic Intelligence, University of North Carolina Greensboro